TONE IN TWENTY
                           A Nevada Corporation
                  201 Las Vegas Boulevard South, Suite 200
                          Las Vegas, Nevada 89101
                              (702) 604-7038

April 4, 2008

VIA EDGAR AND OVERNIGHT MAIL
----------------------------

Office of Emerging Growth Companies
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:   Tone in Twenty
      Registration Statement on Form SB-2
      File Number:  333-147111
      Request for Acceleration of Effectiveness
      -----------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tone in Twenty, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Thursday, April 10, 2008, or as soon thereafter as possible.

Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, John Dean Harper, Esq. at (702) 604-7038 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Yours very truly,

/s/ John Dean Harper
--------------------
    John Dean Harper
President

cc:   John Dean Harper, Esq.


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